FORM 3
OMB Approval
OMB Number 3235-0104
Expires: February 1, 1994

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES Filed pursuant to Section 16(a) of the securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

___ Check if no longer subject to Section 16, Form 4 or Form 5, Obligation may continue.  See Instructions
_X_ Form 3 Holdings Reported
___ Form 4 Transaction


1. Name and Address of Reporting Person:               Bianchi, Vittorio
                                                       43 Taunton Green, 3rd Floor
                                                       Taunton, MA   02780

2. Date of Event Requiring Statement:                  8/20/99

3. IRS or SSN of Reporting Person (Voluntary):

4. Issuer Name and Tickler or Trading Symbol:          NBMX

5. Relation of Reporting Person to Issuer:             X Director
                                                       _ 10% owner
                                                       _ Officer (Title):
                                                       _ Other (Specify):
6. If Amendment, Date of Original:

7. Individual or Joint/Group Filing:                   X Filed by One Reporting
                                                         Person.
                                                       _ Filed by more than One
                                                         Reporting Person.

TABLE I - NON-DERIVATIVE SECURITIES BENEFICIALLY
          OWNED
1. Title of Security:                                  Common Stock        Common Stock        Common Stock

2. Amount of Securities Beneficially Owned             1,224,166           100,000             783,333

3. Ownership Form; Direct (D) or Indirect (I):         D                   I                   I

4. Nature of Indirect Beneficial Ownership:            N/A                 Jointly with        By virtue of 33-1/3%
                                                                           Spouse              Ownership of Bontempi
                                                                                               Medical Corp.

*If the form is filed by more than one Reporting Person, see instruction 5(b)(v)
Reminder: Report on a separate Line for each class of securities beneficially owned directly or indirectly.

TABLE II - DERIVATIVE SECURITIES BENEFICIALLY
           OWNED
1. Title of Derivative Security:                       N/A

2. Date Exercisable and Expiration Date:

3. Title and Amount of Underlying Securities:

4. Conversion or Exercise Price of Derivative
   Securities:

5. Ownership of Derivative Securities;
   Direct (D) or Indirect (I):

6. Nature of Indirect Benefical Ownership:

EXPLANATION OF RESPONSES:



/s/Vittorio Bianchi              Date: 8/17/99
-----------------------------
 Vittorio Bianchi
 Director